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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

            Certification and Notice of Termination of Registration
              Under Section 12(g) of the Securities Exchange Act
                 of 1934 or Suspension of Duty to File Reports
                      Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934

                      Commission File Number 33-27835-01

                        AmeriSource Health Corporation
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            (Exact name of registrant as specified in its charter)

1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087, (610) 727-7000
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Class A Common Stock, par value $0.01 per share (the "Common Stock")
              Class A Common Stock Purchase Rights (the "Rights")
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           (Title of each class of securities covered by this Form)

                                     None
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(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)         [X]                          Rule 12h-3(b)(1)(i)              [X]
Rule 12g-4(a)(1)(ii)        [_]                          Rule 12h-3(b)(1)(ii)             [_]
Rule 12g-4(a)(2)(i)         [_]                          Rule 12h-3(b)(2)(i)              [_]
Rule 12g-4(a)(2)(ii)        [_]                          Rule 12h-3(b)(2)(ii)             [_]
                                                         Rule 15d-6                       [_]

Approximate number of holders of record as of the certification or notice date:
Common Stock - 1, Rights - 1
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          Pursuant to the requirements of the Securities Exchange Act of 1934,
AmeriSource Health Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: September 7, 2001             By:  /s/ William D Sprague
                                         --------------------------------------
                                         Name:    William D. Sprague
                                         Title:   Vice President,
                                                  General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.